REAL CHANGE NEEDED TO PUT CLIFFS BACK ON TRACK

Your vote at the Cliffs Annual Meeting of Shareholders will determine the Company's strategic direction.

Cliffs is substantially undervalued as a result of strategic missteps, blatant mismanagement and a misalignment of incentives between Cliffs' Board/management and shareholders, in our view.

Casablanca's independent, knowledgeable and experienced Director nominees intend to guide Cliffs for the benefit of all shareholders by immediately taking action to drive meaningful change and create lasting value.

Time is running short - please vote the enclosed **GOLD PROXY CARD** today to support meaningful change and value creation at Cliffs.



VOTE THE GOLD PROXY CARD TODAY

Vote today by telephone, by internet or by signing, dating and returning the enclosed **GOLD PROXY CARD** in the postage paid envelope provided.

For more information, please go to **www.FixCliffs.com**

Or contact:

OKAPI PARTNERS

437 Madison Avenue, 28th Floor
New York, N.Y. 10022
(212) 297-0720
Stockholders Call Toll-Free at:
(877) 274-8654
E-mail: info@okapipartners.com

NOW IS THE TIME TO ELECT NEW INDEPENDENT SKILLED AND EXPERIENCED DIRECTORS FOR CLIFFS

FIX CLIFFS

CLIFFS' ANNUAL MEETING OF SHAREHOLDERS

JULY 29, 2014



A MAJORITY OF CLIFFS' CURRENT BOARD PRESIDED OVER AN 85% DECLINE IN VALUE

- Three years ago, Cliffs' shares traded above $100 per share. Since that time, the Board has overseen the squandering of $9 billion and Cliffs shares have dropped by over 85%.
- For most of 2013, Cliffs held the title of "biggest loser" in the S&P 500 (finishing the year in the #2 spot).
- Since January 2014, Cliffs' share price has fallen a further 40%.
- Despite this dramatic loss for shareholders, the Board remains in place.

REAL CHANGE NEEDED AT CLIFFS

Cliffs needs to refocus on its core U.S. Iron Ore business, improve operating profitability and optimize capital allocation

The U.S. Iron Ore business, which has operated for over 165 years, has high strategic value and, we believe, under the right leadership should remain profitable even in a depressed commodity pricing environment. Rather than recognize the need to reposition Cliffs and restore capital discipline, the Board has only taken small, inadequate steps, primarily in response to pressure from Casablanca.

CLIFFS' CURRENT LEADERSHIP NOT ALIGNED WITH SHAREHOLDERS

The economic interests of the Board and management do not align with those of shareholders. Only a single director has purchased shares for cash, with the remainder, including Cliffs' CEO, simply receiving grants from the Company. Executive compensation however continues to increase — for example, CEO compensation exceeded $34 million in the aggregate over the past five years.

Casablanca has proposed Lourenco Goncalves as Cliffs' CEO, and has nominated a majority slate of independent, highly-qualified director candidates for election to Cliffs' Board. Mr. Goncalves has made a personal investment of $1.5 million in Cliffs, demonstrating his conviction that, with proper oversight and guidance, value can be restored.

Mr. Goncalves and our slate of directors are experienced professionals, with considerable strategic, operating and financial experience to immediately drive change to restore value.

Price Performance – Since Jan. 1, 2011



High
$101.43
$14.73

Over 85% Loss of Value

Return the GOLD PROXY CARD today to protect and enhance the value of your investment

Cliffs' Board and top executives in the aggregate have an economic interest valued at LESS THAN $5 MILLION AT CURRENT PRICES, and equivalent to less than 0.3% OF THE COMPANY